Mariposa Technology Inc.

(a Louisiana Corporation)

Audited Financial Statements

Period of May 13, 2021 (inception)
through December 31, 2021

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Mariposa
Technology Inc.

Table of Contents



Independent Auditor's Report

July 7, 2022
To: Board of Directors of Mariposa Technology Inc.
Attn: John Roberts, CFO
Re: 2021 Financial Statement Audit – Mariposa Technology Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Mariposa Technology Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Mariposa Technology Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Mariposa Technology Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Mariposa Technology Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
  • Exercise professional judgment and maintain professional skepticism throughout the audit.
  • Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
  • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Mariposa Technology Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Mariposa Technology Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
July 7, 2022

MARIPOSA TECHNOLOGY, INC.
BALANCE SHEET
As of December 31, 2021
(Audited)

ASSETS		2021
Current Assets		
Cash and cash equivalents	$	81,997
Total Current Assets		**81,997**
Total Assets	$	**81,997**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$	49,858
Total Current Liabilities		**49,858**
Total Liabilities		**49,858**
Stockholders' equity		
Additional Paid in Capital		325,157
Retained Earnings		(293,018)
Total Stockholders' Equity		**32,139**
Total Liabilities and Stockholders' Equity	$	**81,997**

The accompanying footnotes are an integral part of these financial statements.

MARIPOSA TECHNOLOGY, INC.
INCOME STATEMENT
For the Years Ended December 31, 2021
(Audited)

	2021
Revenues	$ -
Operating Expenses	
Advertising and marketing	15,371
General and administrative	31,564
Salaries and wages	45,769
Professional services	7,675
Research & Development	190,589
Total Operating Expenses	**290,968**
Other Income	
Other income/(expense)	(2,050)
Total Other income (expense)	**(2,050)**
Net Income (Loss)	**$ (293,018)**

The accompanying footnotes are an integral part of these financial statements.

MARIPOSA TECHNOLOGY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021
(Audited)

	Common Stock Class A		Common Stock Class B		Common Stock Class C		Retained Earnings	Total Stockholders' Equity
	Shares	Value ($)	Shares	Value ($)	Shares	Value ($)		
Balance as of May 13, 2021 (inception)								-
Issuance of Common Stocks	8,000,000	84,240	15,000	7,500	466,834	233,417	-	325,157
Net loss	-	-	-	-	-	-	(293,018)	(293,018)
Balance as of December 31, 2021	**8,000,000**	**84,240**	**15,000**	**7,500**	**466,834**	**233,417**	**(293,018)**	**32,139**

The accompanying footnotes are an integral part of these financial statements.

MARIPOSA TECHNOLOGY, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2021
(Audited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	$ (293,018)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating assets and liabilities:	
Accounts payable	49,858
Net cash provided by (used in) operating activities	**(243,160)**
Cash Flows from Investing Activities	
Net cash used in investing activities	**-**
Cash Flows from Financing Activities	
Draws on Line of Credit	150,172
Repayments on Line of Credit	(150,172)
Issuance of Common Stock	325,157
Net cash used in financing activities	**325,157**
Net change in cash and cash equivalents	**81,997**
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	**$ 81,997**

The accompanying footnotes are an integral part of these financial statements.

MARIPOSA TECHNOLOGY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

Mariposa Technology, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Louisiana on May 13, 2021. The Company is currently developing a revolutionary protocol for rapid, in-field testing of industrial and pharmacological hemp. By utilizing a handheld Raman Spectroscopy device, paired with the Company's proprietary database, the Company will provide affordable, accurate and immediate test results. The Company's technology will bring the power of self-testing to farmers at a fraction of the price of traditional laboratory testing while also guaranteeing their digital farming experience optimizes their profits. Moreover, the Company's technology will drastically reduce the carbon footprint of the hemp industry at large. The Company's headquarters are in Metairie, Louisiana. The company began operations in 2021.

Since Inception, the Company has relied on contributions from owners, and securing loans to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

MARIPOSA TECHNOLOGY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $81,997 of cash on hand

Fixed Assets

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is taxed as a "C" Corporation. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

MARIPOSA TECHNOLOGY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling hemp testing device. The Company's payments are generally collected upfront. As of December 31, 2021, the Company had recognized zero revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOAN

The Company has a revolving line of credit with a bank for up to $150,000. The line of credit expires on February 04, 2022, unless extended. Borrowings under the line of credit bear interest (3.25% as of December 31, 2021). All borrowings are collateralized by substantially all assets of the Company. The outstanding balance on the line of credit was $0 as of December 31, 2021. Borrowings under the line of credit are subject to certain financial covenants and restrictions on indebtedness, dividend payments, financial guarantees, business combinations, and other related items. As of December 31, 2021, the Company was compliant with all covenants.

NOTE 4 – EQUITY

Common Stock

In 2021 the Company authorized 100,000,000 shares of common stock, broken down into 10,000,000 Class A, 80,000,000 Class B and 10,000,000 Class C at no par value.

MARIPOSA TECHNOLOGY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

As of December 31, 2021, the Company had 8,000,000 common stock Class A issued and outstanding for total value of $84,240.

As of December 31, 2021, the Company had 15,000 common stock Class B issued and outstanding for total value of $7,500.

As of December 31, 2021, the Company had 466,834 common stock Class C issued and outstanding for total value of $233,417.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 (see Note 7 – Subsequent Events).

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Common Stock

In 2022, the Company issued 2,000 common stock Class B for a total value of $1,000 and 665,209 common stock Class C for a total value of $332,605

Equity Based Compensation

In 2022, the Company adopted a 2022 Equity Incentive Plan ("2022 Plan") which permits the grant or option of shares to its employees and advisors for up to 11,000,000 and 3,000,000 shares of common stock, for the employee and advisors pools respectively. The Company has issued 1,000,000 shares of the 2022 Plan to employees as of the date of management's evaluation (see below).

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

Management's Evaluation

Management has evaluated subsequent events through July 7, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.